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            February 21, 2023

       James W. Creamer, III
       Chief Financial Officer
       Cavitation Technologies, Inc.
       10019 Canoga Avenue
       CHATSWORTH, CA 91311

                                                        Re: Cavitation
Technologies, Inc.
                                                            10-K filed October
13, 2022
                                                            File No. 000-53239

       Dear James W. Creamer:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




            Sincerely,


            Division of Corporation Finance

            Office of Industrial Applications and

            Services